[redacted]

11020787

UNI
SECURITIES AND I
Washing

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cicerone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52 Street - 22 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Rensvold — 212-371-9115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stuart G. Lang, CPA, PC
(Name – *if individual, state last, first, middle name*)

2303 Grand Avenue Suite 200a	Baldwin	NY	11510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Rensvold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cicerone Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Denise A. Holmes
Notary Public of New Jersey
ID #2227574
My Commission Expires July 16, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICERONE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CICERONE SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2010

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

Independent Auditor's Report

Board of Directors and Members'
Cicerone Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Cicerone Securities, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cicerone Securities, LLC at December 31, 2010, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart G. Lang, CPA, P.C.

Baldwin, New York
March 10, 2011

CICERONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	75,900
Accounts receivable		107,367
Advances		10,000
Brokerage receivable		150,000
Prepaid expenses		14
Total current assets		343,281
Office furniture, net of depreciation of $1092		6,718
Total Assets	$	349,999

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses and other liabilities	$	25,591
Brokerage payable		2,753
Total liabilities		28,344
Capital		
Members capital		321,655
Total members capital		321,655
Total libilities and members capital	$	349,999

The accompanying notes are an integral part of the financial statements.

CICERONE SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE	
Advisory fees	$ 230,250
Total Revenue	230,250
EXPENSES	
Salaries and payroll costs	83,301
Commission	85,750
Communications	4,044
Occupancy	30,000
Operating expenses	184,022
Total expenses	387,117
Net Income (Loss)	$ (156,867)

The accompanying notes are an integral part of the financial statements.

CICERONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS CAPITAL
YEAR ENDED DECEMBER 31, 2010

	Members Capital
Balance at January 1, 2010	$ 130,567
Contribution of Capital	347,953
Net income (loss)	(156,867)
Distributions	-
Balance at December 31, 2010	$ 321,653

The accompanying notes are an integral part of the financial statements.

CICERONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (156,867)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,092
(Increase) decrease in operating assets:	
Accounts reciivable	(95,648)
Prepaid expenses	1,932
Brokerage receivable	(150,000)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	19,946
Total adjustments	(222,678)
Net cash provided by operating activities	(379,545)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Employee advances	(10,000)
Purchase of Office Equipment	(281)
Net cash used in investing activities	(10,281)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution of Member Capital	347,953
Net cash provided by financing activities	347,953
NET INCREASE IN CASH	(41,873)
CASH AND EQUALENTS, BEGINNING OF YEAR	117,773
CASH AND EQUIVALENTS, END OF YEAR	$ 75,900
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid	275

The accompanying notes are an integral part of the financial statements.

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Cicerone Securities, LLC (the "Company") is primarily engaged in investment banking and merger advisory on behalf of its clientele. The Company was organized and incorporated under the laws of the state of Delaware as a limited liability company on December 16, 2002. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), the Securities Exchange Commission and is a member of the Securities Investor Protection Corporation (SIPC). The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2010.

Income Taxes

The company is a limited liability company and has elected to be treated as a partnership for tax purposes. A partnership does not pay federal income taxes on its income, instead, the members of the limited liability company are liable for federal income taxes on their respective share of the Company's taxable income.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Significant Credit Risk and Estimates

The Company is located in Manhattan, New York and its customers are primarily located worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using market information and other valuation methodologies in accordance with FASB ASC 107, "Disclosures About Fair Value of Financial Instruments". Management of the Company believes that the fair value of financial instruments, consisting of accounts receivable and accounts payable, approximates carrying value due to the short payment terms associated with them.

2. CONCENTRATION OF CREDIT RISKS

The Company maintained cash balances at one financial institution during 2010. Accounts are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation. There was no excess of insured amounts at December 31, 2010. The Company has not experienced any losses on its cash accounts

The company does not maintain inventory of stocks, bonds or other security positions at risk.

3. MEMBER'S CAPITAL

Cicerone Partners, LLC, a Delaware limited liability company, acquired 100% of the Company's membership interest in 2007. The Company's name was changed to Cicerone Securities, LLC on October 10, 2007 in connection with the acquisition.

4. RELATED PARTIES

The Company entered into a cost sharing agreement with Cicerone Capital, LLC, an affiliated company through common ownership, with respect to overhead expenses incurred at the company's office. Pursuant to said agreement, the Company paid Cicerone Capital, LLC $30,000 during 2010.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i) of the Rule. Whereas the Company will not hold customer funds or safe keep customer securities.

6. RETAINED EARNINGS, RESTATED

Retained earnings as of January 1, 2010 have been increased to correct a prior error amounting to $11,719.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for ongoing concerns. At December 31, 2010, the Company had a net capital of $197,568, which was $192,568 more than its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 14% as of December 31, 2010.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events or transactions occurring through March 10, 2011, the date the financial statements were available to be issued.

CICERONE SECURITIES, LLC — SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2010

Net capital		
Total Equity	$	321,653
Deductions:		
Non-allowable assets:		
Fixed assets		6,718
Other assets		117,367
Total deductions		124,085
Net capital before haircuts on securities positions		197,568
Haircuts on securities positions		-
Net capital		197,568
Minimum net capital requirement		5,000
Excess net capital	$	192,568
Aggregate Indebedness		
Accrued expenses and other liabilities	$	28,344
	$	28,344
Percentage of aggregate indebtnedd to net capital		14%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation in Part IIA of Form X-17a-5 as of December 31, 2010.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Cicerone Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Cicerone Securities, LLC (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Cicerone Securities, LLC for the year ended December 31, 2010, and this report does not affect our report thereon dated March 10, 2011.

> The size of the business and the resultant limited number of employees imposes a practical limitation on the effectiveness of those internal control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stuart D Lang, CPA, P.C.

Baldwin, New York
March 10, 2011

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

To the Board of Directors
Cicerone Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Cicerone Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Cicerone Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cicerone Securities, LLC's management is responsible for the Cicerone Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stuart G Lang, CPA, P.C.

Baldwin, NY
March 10, 2011

CICERONE SECURITIES, LLC
SECURITIES INVESTORS PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE FISCAL PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

Total Revenue		$ 230,250
Less:		
Other revenue not related either directly or indirectly to the securities business:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		6,737
Total deductions		6,737
SIPC Net Operating Revenues		223,513
General Assessment @ .0025		559
Less:		
Payments made with SIPC-4	307	307
Payment made with SIPC-7		$ 252